ALASKA SUPERIOR COURT CONFIRMS PEBBLE EXPLORATION PERMITS

State of Alaska and Pebble Limited Partnership prevail in latest case of anti-development litigation

October 4, 2011, Vancouver, BC – Alaska Superior Court Judge Eric Aarseth has ruled in favour of the State of Alaska and the Pebble Limited Partnership (the “Pebble Partnership” or “PLP”) in a case brought by anti-Pebble activists who charged that the state’s system for permitting mineral exploration activity is unconstitutional, and that PLP’s exploration program has caused environmental harm.

“This is not the first time that paid opponents of resource development in Alaska have sought to use the state’s court system and its democratic processes to derail the Pebble Project before a development plan for the project has been proposed or state and federal permitting begun,” confirmed Ron Thiessen President & CEO of Northern Dynasty Minerals Ltd. (“Northern Dynasty”) (TSX: NDM), (NYSE Amex: NAK). “We are pleased to see that, once again, the rule of law has prevailed. This decision confirms that mineral resources on state land in Alaska are owned by the citizens of the State, and the right to pursue responsible development of those resources for the benefit of all Alaskans cannot be extinguished by moneyed special interests.”

The lawsuit in question was filed in Anchorage Superior Court in July 2009 by Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project. It alleged that the Alaska Department of Natural Resources (DNR) had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and that PLP exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status.

Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. He described one of the prosecution’s expert witnesses, Lance Trasky, as providing “seat of the pants assertions (that) were simply not persuasive to this Court.”

“It is not often that persons who oppose responsible resource development in the United States are called upon to prove their accusations with facts and empirical science, whereas resource developers are required to demonstrate how their proposals will meet strict environmental standards,” Thiessen said. “The totally unsupported allegations of Nunamta Aulukestai in this case are illustrative of the rhetoric that anti-Pebble activists have used to alarm local people about the potential effects of the Pebble Project, a project that has not yet even entered the permitting process.

“The good news for supporters of responsible resource development in Alaska and the United States is that the legal system, the regulatory and permitting system and the rule of law in these jurisdictions are strong. The Pebble Project will ultimately be judged on its merits and the quality of the environmental safeguards it has established to protect fish, water, subsistence activities and other important values in the region. On that basis, we remain confident that Pebble is a technically sound and economically robust project that will provide significant benefits for local residents and the State of Alaska for decades into the future.”

Other findings in Judge Aarseth’s 154-page ruling in the case Nunamta Aulukestai vs. State of Alaska, DNR and Pebble Limited Partnership include:

  There is no persuasive evidence that drilling activities have caused impacts to fish or fish habitat.
  Plaintiff's evidence was insufficient to show that drilling activities have caused impacts to wildlife or wildlife habitat.
  There is no evidence that mineral exploration activities have caused significant and permanent impacts to vegetation.
  There is no evidence that exploration activities have impacted any archeological or cultural resources.
  Pebble’s drilling operation and water withdrawals do not impact reasonable concurrent use of water by fisheries resources.
  Plaintiffs failed to show that Pebble’s drilling operation impacted reasonable concurrent use of state lands by wildlife resources.
  Pebble’s exploration activity has not excluded hunting guides.
  Plaintiffs failed to show that the exploration activity at Pebble has impacted or excluded subsistence users.

Thiessen said the Pebble Project will likely face further legal, legislative and process challenges in the future, noting a ballot measure currently before voters in the Lake and Peninsula Borough, the local taxing jurisdiction (similar to a County) in which the Pebble Project is located. The stated intent of the anti-Pebble activists who sponsored the ballot measure is to change the borough’s development code to prohibit large-scale development throughout the 31,000 square mile jurisdiction.

The proposed ballot measure has been opposed by a broad range of Alaska entities, including the State of Alaska, the Pebble Partnership, the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Alaska Council of Producers, the Alaska Oil and Gas Association, Alaska Industry Support Alliance, among others. Alaska Native village corporations representing seven Native communities in the Lake and Peninsula Borough have also publicly opposed the ballot measure, stating that it would restrict economic development opportunities on their lands and throughout the region.

“We are strongly of the view, and this view is shared by many Alaska business and political leaders, that the initiative is unequivocally unconstitutional because it seeks to restrict development of state-owned resources on state lands through a municipal ordinance,” Thiessen said. “We know that a large and growing coalition of elected leaders, business people and Native tribes in the borough have mobilized to defeat the initiative, and we’re optimistic that voters will ultimately understand that it is a cynical attempt by outside interests – notably a single wealthy lodge owner who has bankrolled the entire campaign – to restrict all forms of development in their region.

“If the measure is passed, we’re confident that the rule of law in Alaska will prevail yet again, and the proposed legislation will be struck down by the courts as being unconstitutional.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine. The project is located 200 miles southwest of Anchorage on state land designated through two public land use planning exercises for mineral exploration and development. It is situated approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing provided by Northern Dynasty’s project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal and identical rights of management, operatorship and control in the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty

Northern Dynasty Minerals Ltd. is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in 650 square miles of mineral claims in southwest Alaska, USA. Northern Dynasty’s principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Copper-Gold-Molybdenum Project. The Pebble Project is an advanced-stage initiative to develop one of the most important mineral resources in the world.

For further details on Northern Dynasty please visit the Company’s website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socioeconomic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.